UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 5, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                 No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _____.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie
Name            Stuart MacKenzie
Title: Group Secretary
Date: March 5, 2010

5 March 2010
LGL enters Ballarat sale agreement
Lihir Gold Ltd (LGL) has entered into an agreement with Castlemaine Goldfields Limited for the sale of the Ballarat project in Victoria.
LGL will receive A$4.5 million in cash plus an additional 2.5% royalty interest* in future production, capped at A$50 million. The sale is subject to certain conditions including Castlemaine shareholders approving the issue of new equity to raise a minimum of A$20 million.
Castlemaine has indicated it intends to take the Ballarat operation forward as an exploration project, and will therefore cease mining and processing for the immediate future.
In preparation for the transition to new ownership, the operation will be wound down and placed on care and maintenance from today. Redundancies will be offered to affected employees. LGL will provide full entitlements and support services to employees and their families, including outplacement assistance.

*	Calculated on Net Smelter Return
For further information please contact:

Media:	Josie Brophy Corporate Communications Manager 07 3318 3317 or 0448 177 502

Investors:	Joel Forwood Manager Investor Relations 07 3318 3331 or 0438 576 879

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www. LGLGold.com	Brisbane QLD 4000 Australia